PITSA US Corporation

Statement of Profit and Loss

For the period from January 01, 2023 to September 30, 2023

In US Dollars

	Notes	2023	2022
Total Revenue	8	**409,203**	-
Less: Cost of Sales	9	**(137,083)**	-
Gross Profit		**272,120**	**-**
Operating Expenses			
General & Administrative Expenses	10	**79,430**	-
Selling & Marketing Expenses	11	**21,066**	-
Total Expenses		**(100,496)**	-
Operating Profit / (Loss)		**171,624**	-
Other Income	12	**1,651**	-
Net Profit / (Loss) for the year		**173,275**	-

The annexed notes 01 to 14 form an integral part of these financial statements.



Accounts Manager **Chief Executive**

PITSA US Corporation

Statement of Financial Position

As of September 30, 2023

In US Dollars

	Notes	2023	2022
Assets			
Non-current Assets			
Property, plant, and equipment		40,706	-
Total Non-current assets		**40,706**	-
Current Assets			
Cash and Bank Balances	7	29,345	-
Total Current assets		**29,345**	-
Total Assets		**70,051**	-
Liabilities and Equity			
Current Liabilities			
Bills & Utilities		350	-
Total Current liabilities		**350**	-
Total Liabilities		**350**	-
Equity			
Capital		38,500	-
Retained Earnings		31,202	-
Total Equity		**69,702**	-
Total Liabilities and Owner's Equity		**70,051**	-

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager **Chief Executive**

PITSA US Corporation

Statement of Cash Flows

For the period from January 01, 2023 to September 30, 2023

In US Dollars

	Notes	2023	2022
Cashflow from Operating Activities			
Profit / (Loss) for the period		**173,275**	-
Adjustments for:			
Depreciation		**7,184**	-
Total		**7,184**	-
Changes in Working Capital:			
Bills & Utilities		**350**	-
Total		**350**	-
Cash generated from Operating Activities		**180,809**	-
Cashflow from Investing Activities			
Purhcase of Property, plant & Equipment		**(47,890)**	-
Cash used in Investing Activities		**(47,890)**	-
Cashflow from Financing Activities			
Funds contributed by Members		**38,500**	-
Drawings		**(142,074)**	-
Cash used in Financing Activities		**(103,574)**	-
Net Cash generated during the year		**29,345**	-
Cash & Cash equivalents at the beginning of the year		**-**	-
Cash & Cash equivalents at the end of the year		**29,345**	-

The annexed notes 01 to 14 form an integral part of these financial statements.



Accounts Manager **Chief Executive**